

November 6, 2024

Fabio Sandri
President and Chief Executive Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, CO 80634-9038

> **Re: Pilgrim's Pride Corporation**
> **Preliminary Proxy Statement**
> **Filed October 25, 2024**
> **File No. 001-09273**

Dear Fabio Sandri:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement filed October 25, 2024

General

1. We note your disclosure that, "[T]he amendment will specifically provide that, at any time when JBS is an 80 Percent Holder, there shall be 10 directors on the Board consisting of eight JBS Directors and two Equity Directors." However, this appears inconsistent with the table in Annex A, which indicates that when the JBS Stockholder holds between 80-90%, there shall be seven JBS Directors, one Equity Director, and one Founder Director. Please revise Annex A to reconcile this apparent inconsistency, as well as the inconsistency between the table and the proposed proviso in the paragraph thereafter. Your revisions should clearly indicate, if true, that in this ownership scenario, the number of directors will be increased from nine to ten, and the board will be comprised of eight JBS Directors, two Equity Directors, and no Founder Director.

2. We note your disclosure that, "[T]he amendment provides that at least two of the JBS Directors will be financially literate and be independent under Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC and under Rule 10A-3 of the Exchange

Act." However, we are unable to locate this requirement within the proposed amendments, though we note the last sentence of the proposed amendment in Annex A, which is qualified by an ownership threshold. Please revise your disclosure and/or proposed amendments to Article 5.2 accordingly, or advise.

3.   We note the rationale for the amendment is to enable your consolidation with JBS USA Food Company Holdings ("JBS USA") for U.S. federal income tax purposes. Your disclosure indicates that the second requirement for consolidation, that JBS USA own at least 80% of the total stock voting power, "is generally determined by the ability to elect directors" and is not currently satisfied because the JBS Stockholder only has seven of nine directors, or 77.8%. Please provide your legal analysis, including references to applicable tax code, regulations, and/or caselaw, to support your view that the JBS Stockholder <u>must</u> have the right to elect 80% of the board and the certificate <u>must</u> be amended, as proposed. Explain why, in light of the ownership it currently has, JBS does not already have the "ability to elect directors" in excess of the amount required. Discuss whether alternative actions could achieve the same result, whether those actions were considered, and why those actions were rejected.

4.   Considering the length of time JBS has owned a substantial number of your shares, please expand the disclosure about your rationale for this amendment to explain why you are proposing this amendment now as opposed to any other time.

5.   Please revise to disclose the number and percentage of shares held by non-JBS shareholders that is required to establish a quorum and approve the proposal, clearly stating if none are required. If approval of the proposal is assured, state so clearly and directly.

6.   Please revise your disclosure to describe material provisions of the stockholders agreement with JBS USA Holding Lux, S.à.r.l. and tax sharing agreement with JBS USA, and file these agreements as exhibits to your proxy statement.

7.   We note your disclosure that the consolidation "will benefit all of the Company's shareholders." Please address the following items in this regard:

- The tax sharing agreement will require you to make payments to JBS USA in an amount equal to your tax liability determined as if you had filed a separate tax return. Revise your disclosure to clarify whether the payments from JBS USA for the utilization of your tax assets will effectively transfer any tax-saving benefits of consolidation to you, in whole or in part, or whether JBS USA will realize all such benefits.

- You disclose that JBS USA will make payments to you for the incremental tax cost savings with respect to any dividends (up to $725,000,000) you pay prior to December 30, 2026, and estimate these potential payments as $50,000,000; yet it appears you have not paid dividends in recent years, and your Form 10-K indicates you have no current intention to pay dividends and are subject to certain restrictions on dividends. Revise your disclosure to provide balance, including that no payment from JBS USA will be forthcoming unless your dividend policy changes, and assess the likelihood thereof in light of related restrictions.

- You disclose that the consolidation is expected to result in "administrative and cost efficiencies, including from filing a single consolidated tax return for U.S.

federal income tax purposes." Revise to clarify whether and how this benefits you, as opposed to JBS USA.

- Revise your disclosure to discuss any negative factors that will or may result from the proposed amendment and ancillary agreements, and assess the material related risks to your minority shareholders.

8. We note that Article 5.2 continues to refer to one Founder Director at each ownership level, yet according to your Form 8-K filed on May 2, 2024, your current board consists of six JBS Directors and three Equity Directors. Please revise your disclosure and/or proposed amendments to Article 5.2 as appropriate to update and clarify the ongoing role, if any, of Founder Directors.

9. Please define all capitalized terms used in the proxy statement or, alternatively, file as an exhibit the certificate of incorporation or other document where such terms are defined.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Sherman